UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________.
Commission File No. 1-768
SOLAR SAVINGS AND INVESTMENT PLAN (Full title of the plan and the address of the plan, if different from that of the issuer named below)
CATERPILLAR INC. 510 Lake Cook Road, Suite 100, Deerfield, Illinois 60015 (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Solar Savings and Investment Plan
Financial Statements and Supplemental Schedule
December 31, 2019 and 2018

Solar Savings and Investment Plan
Index

Page(s)
Report of Independent Registered Public Accounting Firm
Financial Statements
Statements of Net Assets Available for Benefits, December 31, 2019 and 2018	1
Statement of Changes in Net Assets Available for Benefits, Year Ended December 31, 2019	2
Notes to Financial Statements, as of December 31, 2019 and 2018 and for the Year Ended December 31, 2019	3
Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2019	16
Exhibit Index
23.1 - Consent of Independent Registered Public Accounting Firm
Signatures	18

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Administrator and Plan Participants of
Solar Savings and Investment Plan
Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Solar Savings and Investment Plan (the “Plan”) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Peoria, Illinois
June 26, 2020

We have served as the Plan’s auditor since at least 2006. We have not been able to determine the specific year we began serving as auditor of the Plan.

Solar Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2019 and 2018

(in thousands of dollars)	2019	2018
Investments
Interest in the Master Trust	$269,276	$228,642
Other investments – participant directed brokerage accounts	3,941	2,697
Total investments	273,217	231,339
Receivables
Notes receivable from participants	6,411	6,309
Employer contributions receivable	4,457	562
Receivables for securities sold – participant directed brokerage accounts	6	—
Total receivables	10,874	6,871

Cash	1	1

Total assets	284,092	238,211
Liabilities
Payables for securities purchased – participant directed brokerage accounts	(1)	(1)

Net assets available for benefits	$284,091	$238,210

See accompanying notes to the financial statements.

Solar Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2019

(in thousands of dollars)	2019
Investment income (loss)
Plan interest in net investment income (loss) of the Master Trust	$41,217
Net appreciation (depreciation) in fair value of investments from participant directed brokerage accounts	1,169
Net investment income (loss)	42,386
Interest and dividend income
Interest income on notes receivable from participants	300
Interest and dividend income from participant directed brokerage accounts	82
Total interest and dividend income	382
Contributions
Participant	9,511
Employer	9,342
Total contributions	18,853
Deductions
Participant withdrawals	(15,466)
Administrative expenses	(274)
Total deductions	(15,740)

Net increase (decrease) in net assets available for benefits	45,881
Net assets available for benefits
Beginning of year	238,210
End of year	$284,091

See accompanying notes to the financial statements.

Solar Savings and Investment Plan
Notes to Financial Statements
December 31, 2019 and 2018

1.	Plan Description
The following description of the Solar Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan documents for more complete information regarding the Plan.

General
The Plan is a profit sharing plan that includes a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code ("IRC") and is an "employee stock ownership plan" within the meaning of IRC Section 4975(e)(7). The Plan is maintained and sponsored by Solar Turbines Incorporated (the "Company"), a 100 percent-owned subsidiary of Caterpillar Inc., and enables eligible employees of the Company and its subsidiaries to accumulate funds for retirement. The Plan is governed by the provisions of the Employee Retirement Income Security Act, as amended (“ERISA”).

Participation
Hourly employees of the Company who are covered under collective bargaining agreements to which the Plan is extended and who meet certain age, service and citizenship or residency requirements are eligible to participate in the Plan. Participating eligible employees (the “participants”) elect to defer a portion of their eligible compensation through pre-tax and after-tax contributions.

Contributions
All participants are eligible to make participant contributions through a pre-tax deferral arrangement and an after-tax Roth 401(k) arrangement as elected by each participant. Participants who are at least 50 years old by the end of the calendar year are allowed to make a catch-up contribution for that year. Contributions are subject to certain limitations set by the IRC. All participants also are eligible for employer matching contributions which are 100 percent of participant 401(k) contributions up to a maximum of 6 percent of eligible compensation.

Participants are also eligible for an annual employer non-elective contribution. Eligibility for the non-elective contribution is based upon hire date and is summarized below:

•	Participants hired prior to January 1, 2016: Eligible for the employer non-elective contribution for the Plan year beginning on January 1, 2019 and ending on December 31, 2019.

•	Participants hired or rehired on or after January 1, 2016: Eligible for the employer non-elective contribution for the Plan years beginning on January 1, 2016 and ending on December 31, 2019.

The non-elective contribution is based on a point system calculated on the last day of the applicable Plan year which is the sum of the participant's age plus years of service. The non-elective contribution of 3, 4 or 5 percent of eligible compensation will be made after the close of the applicable Plan year.

Points	Amount of Employer Non-elective Contribution
44 or less	3% of eligible compensation
45 to 64	4% of eligible compensation
65 or more	5% of eligible compensation

In order to receive the annual non-elective contribution, the participant must complete 1,000 hours of service and must be employed in the bargaining unit during the applicable Plan year. The non-elective contribution will be subject to a three-year cliff vesting schedule (i.e., after the participant completes three years of vesting service the contribution is 100 percent vested). The non-elective contribution is included in Employer contributions receivable on the Statements of Net Assets Available for Benefits and was $4,048 thousand and $222 thousand for the 2019 and 2018 Plan years, respectively.

Participants direct the investment of their contributions, employer matching and employer non-elective contributions into various investment options offered by the Plan as discussed in Note 3. Participants generally may change their contribution elections and prospective investment elections on a daily basis and reallocate the investment of their existing account balances either daily or every seven business days (if subject to applicable trading restrictions) depending on the investment.

Newly eligible participants are subject to an automatic enrollment process. Unless electing otherwise, participants who become newly eligible will be enrolled with a default 6 percent deferral of their eligible compensation, and their default investment election is the Target Retirement Fund ("TRF") closest to the year in which the participant turns age 65. Participants that are automatically enrolled in the Plan will have their default 6 percent deferral automatically increased by 1 percent each year until the participant is contributing 15 percent, unless the participant elects otherwise.

Participant Accounts
Accounts are separately maintained for each participant. The participant's account is credited with the participant's contributions, employer matching contributions, employer non-elective contributions, Plan earnings/losses (based on each participant's investment elections) and charged with administrative expenses. Participants are entitled to the benefit that can be provided from the participant's vested account.

Vesting and Distribution Provisions
Participants are fully vested in their participant contributions, employer matching contributions and related earnings thereon. Participants fully vest in the employer non-elective contributions and the related earnings thereon after being credited with three years of benefit service. The Plan provides for 100 percent vesting of the employer non-elective contributions and the related earnings thereon upon a participant becoming totally and permanently disabled or deceased while actively employed, or while performing qualified military service.

Upon termination of employment for any reason, including death or retirement, the balance in a participant's vested account is distributable in a single lump sum cash payment unless the participant (or beneficiary) elects to receive periodic withdrawals. Participants also have the option to leave their vested account balances in the Plan, subject to certain limitations. A participant also may elect to receive a distribution of Caterpillar Inc. shares up to the amount of the participant's balance in the Caterpillar Stock Fund on date of election. The value of shares will be based upon the average price per share The Northern Trust Company (the “Trustee”) receives from the sale of Caterpillar Inc. shares for the purpose of making the distribution.

Company contributions forfeited by terminated participants are used to reduce future Company contributions to the Plan. The amount forfeited and used to reduce Company contributions for the year ended December 31, 2019 was $11 thousand.

Notes Receivable from Participants
The Plan provides for participant loans against eligible participant account balances. Eligible participants obtain loans by filing a loan application with the Plan's recordkeeper and receiving all requisite approvals. Loan amounts are generally limited to the lesser of $50,000 or 50 percent of the individual participant's vested account balance, with certain regulatory restrictions. The minimum loan permitted is $1,000 and participants may only have two outstanding loans at any time. Each loan specifies a repayment period that cannot extend beyond five years. However, the five-year limit shall not apply to any loan used to acquire any dwelling unit which within a reasonable time is to be used as the principal residence of the participant (determined at the time the loan is made). Loans bear interest at the prime interest rate plus 1 percent, as determined at the time of loan origination. Loans that transferred to the Plan due to acquisitions are based upon the terms of the plan agreement in effect at the time of loan origination. Repayments, including interest, are made through payroll deductions and are credited to the individual participant's account balance. Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest. For participant loans that are in default, the amount of the unpaid loan principal and interest due to the Plan will be treated as a deemed distribution.  Deemed distributions are reported as a taxable distribution and remain part of the participant’s account balance until a distributable event occurs (i.e. termination of employment).

Administration
The Plan is administered by Caterpillar Inc. Pursuant to procedures adopted by Caterpillar Inc., responsibility for the Plan's non-financial matters has been delegated to the Benefits Administrative Committee and responsibility for the Plan's financial matters has been delegated to the Caterpillar Inc. Benefit Funds Committee. Caterpillar Inc. and the Benefit Funds Committee have entered into a trust agreement with the Trustee to receive contributions, administer the assets of the Plan and distribute withdrawals pursuant to the Plan. Caterpillar Inc. has retained Alight Solutions to provide recordkeeping and administrative services as part of the administration of the Plan.

Plan Termination
The Company, as Plan sponsor, and Caterpillar Inc., as the Company's corporate parent, have the right under the Plan at any time to terminate the Plan, subject to provisions of ERISA and subject to the terms of any applicable collective bargaining agreement. In the event of Plan termination, participants will become fully vested in all benefits which have been accrued up to the date of Plan termination and Plan assets will be distributed in accordance with the provisions of the Plan.

Plan Qualification
The Plan obtained its latest determination letter on September 23, 2015, in which the Internal Revenue Service ("IRS") stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the IRC. Although the Plan has been amended subsequent to the period covered by the determination letter, the Plan Administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and therefore, believe that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes the Plan is no longer subject to income tax examinations for tax years prior to 2007.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments
The Plan's interest in the Caterpillar Investment Trust ("Master Trust") and investments included in the participant directed brokerage accounts are valued as described in Note 4. Interest on investments is recorded daily as earned. Dividends are recorded on the ex-dividend date. The Master Trust presents, in Note 4, in Net investment income (loss), the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments. Purchases and sales of securities are recorded on a trade-date basis.

Administrative Expenses
The Plan charges a $5 per month per participant fee, which is transferred monthly from the Master Trust into a holding account to pay expenses as they come due. If a participant has an account in more than one plan sponsored by the Company or an affiliate, they will only be charged one $5 per month fee. The amount accumulated in the holding account is used to pay certain administrative expenses that have been approved by the Benefit Funds Committee including recordkeeping fees, trustee fees, plan education and audit fees. Caterpillar Inc. pays any administrative expenses which exceed amounts collected from participants annually by the Plan, excluding applicable expenses paid directly from participant accounts described below. If amounts collected from participants exceed certain administrative expenses,

Caterpillar Inc. determines whether a corrective action is appropriate which could include a reallocation of funds back to participant accounts or a structural change to the participant fees.

In addition, certain administrative expenses are paid directly from participant accounts. These administrative expenses include quarterly fees for participants invested in the participant directed brokerage option, quarterly fees for participants that utilize managed account services through third quarter 2019, monthly fees for participants that utilize managed account services beginning October 1, 2019, and processing fees for qualified domestic relations orders.

Participant Withdrawals
Participant withdrawals are recorded when paid.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimated.

Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

3.	Investment Programs
Investment options that are currently available to participants consist of three main categories: TRFs, core investment options (including the Caterpillar Stock Fund) and a participant directed brokerage option.

The TRFs are portfolios created primarily from the Plan’s core investment options. The goal of these funds is to give participants investment options that provide an age appropriate asset allocation. Each TRF contains a blend of stock and bond investments. The proportion of stocks and bonds in each fund is based on an anticipated retirement date and will change over time. These funds automatically change the asset allocation over time to maintain an appropriate level of risk for the retirement horizon. Below are the TRFs for participants based upon their birth year with the assumption that participants will retire at the age of 65 and the asset allocation as of December 31, 2019.

TRFs	Birth Years	Asset Allocation as of December 31, 2019	Asset Allocation as of December 31, 2018
Income	Before 1954	32.5% stocks, 57.5% bonds and 10.0% cash equivalents	37.5% stocks, 52.5% bonds and 10% cash equivalents
2020	1954-1958	32.5% stocks, 57.5% bonds and 10.0% cash equivalents	44.5% stocks, 49.5% bonds and 6% cash equivalents
2025	1959-1963	52.0% stocks and 48.0% bonds	59% stocks and 41% bonds
2030	1964-1968	64.0% stocks and 36.0% bonds	69% stocks and 31% bonds
2035	1969-1973	75.5% stocks and 24.5% bonds	77% stocks and 23% bonds
2040	1974-1978	84.8% stocks and 15.2% bonds	83% stocks and 17% bonds
2045	1979-1983	91.0% stocks and 9.0% bonds	86% stocks and 14% bonds
2050	1984-1988	91.0% stocks and 9.0% bonds	86% stocks and 14% bonds
2055	1989-1993	91.0% stocks and 9.0% bonds	86% stocks and 14% bonds
2060	1994 & After	91.0% stocks and 9.0% bonds	86% stocks and 14% bonds

In addition to the TRFs, the Plan also provides participants with core investment options which are made up of actively managed investment funds and index funds. The following table presents the investment funds and index funds that are currently available to participants.

Menu of Core Investment Options
U.S. Large Cap Equity Funds	Capital Preservation Funds
1 Caterpillar Stock Fund 2 U.S. Large Cap Equity Fund 3 U.S. Large Cap Equity Index Fund	8 Stable Principal Fund 9 Money Market Fund
U.S. Small/Mid Cap Equity Funds	Fixed Income Funds
4 U.S. Small/Mid Cap Equity Fund 5 U.S. Small/Mid Cap Equity Index Fund	10 Bond Fund 11 Bond Index Fund
International Equity Funds
6 International Equity Fund 7 International Equity Index Fund

The Caterpillar Stock Fund consists of Caterpillar Inc. common stock and a small amount of cash and/or cash equivalents.

The participant directed brokerage option allows participants to invest outside of the standard Plan options. Alight Financial Solutions is the introducing broker/dealer and Pershing, a division of BNY Mellon, is the custodian/clearing firm for the participant directed brokerage option. The types of investments offered through the participant directed brokerage option are individual company stocks (excluding Caterpillar Inc. common stock), exchange traded funds, registered investment companies and fixed income securities such as bonds.

Participants also have the option to enroll in professional account management through the Plan’s recordkeeper for additional, separately charged fees.

4.	Master Trust
Substantially all of the Plan's investments are held in the Master Trust, which was established for the investment of the Plan and other Caterpillar Inc. sponsored retirement plans. The Northern Trust Company is the Trustee of the Master Trust and the custodian for funds invested through the core investments and the TRFs (the funds invested through the core investments and the TRFs are referred to as the Master Trust herein). The Plan and other retirement plans sponsored by Caterpillar Inc. pool their investments in the Master Trust in exchange for a percentage of participation in the Master Trust. The Plan has a specific interest in the Master Trust.

The following table presents the net assets of the Master Trust and the Plan's interest in the net assets of the Master Trust as of December 31, 2019 and 2018.

(in thousands of dollars)	Master Trust		Plan’s Interest in Master Trust
	2019	2018	2019	2018
ASSETS
Investments, at fair value
Caterpillar Inc. common stock	$2,206,662	$2,185,923	$94,544	$89,585
Common stocks	2,229,038	1,817,252	24,432	20,586
Preferred stocks	13,234	14,484	181	197
Preferred corporate bonds and notes	21,797	23,239	435	444
Other corporate bonds and notes	703,139	624,381	13,637	11,832
U.S. government securities	666,845	467,078	13,059	8,899
Common collective trusts	5,363,987	4,212,005	89,664	72,196
Registered investment companies	—	989	—	11
Interest bearing cash	72,065	14,738	1,266	192
Other investments, net	198,600	133,485	2,768	1,872
	11,475,367	9,493,574	239,986	205,814

Investments, at contract value
Fully benefit-responsive synthetic guaranteed investment contracts	680,612	618,170	30,551	22,590

Other assets
Cash	57	4,461	5	72
Receivables for securities sold	94,137	108,710	1,700	2,210
Accrued income	16,797	14,696	276	247
	110,991	127,867	1,981	2,529

Total Master Trust assets	12,266,970	10,239,611	272,518	230,933

LIABILITIES
Payables for securities purchased	(196,154)	(142,058)	(3,242)	(2,291)

Net Master Trust assets	$12,070,816	$10,097,553	$269,276	$228,642

The fully benefit-responsive synthetic guaranteed investment contracts are valued at contract value as described in the Investment Contracts section of Note 4. All other investments are stated at fair value and are valued as described below:

•	Common and preferred stocks: Primarily valued at quoted market prices.

•
Preferred and other corporate bonds and notes: Valued based on matrices or models from reputable pricing vendors and may be determined by factors which include, but are not limited to market quotations, yields, maturities, call features, ratings, institutional size trading in similar groups of securities and developments related to specific securities.

•	U.S. government securities: Valued based on matrices or models from reputable pricing vendors.

•
Common collective trusts: Primarily stated at net asset value ("NAV") of units held. The Plan's management have elected the practical expedient to use NAV in measuring the fair value of the underlying investments.

•	Registered investment companies: Valued at quoted market prices that represent the net asset value of shares held by the Master Trust.

•	Interest bearing cash: Stated at cost which approximates fair value.

•	Other investments, net: Primarily valued at quoted market prices, when available, or valued based on matrices or models from reputable pricing vendors.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables summarize Master Trust investments measured at fair value based on NAV per share using the practical expedient that have unfunded commitments or redemption restrictions as of December 31, 2019 and 2018.

(in thousands of dollars)
December 31, 2019	Fair Value	Unfunded Commitments	Redemption Restrictions	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common collective trusts:
Stocks	$4,162,018	—	None	Daily	None
Short-term investments	$483,285	—	None	Daily	None
U.S. Government securities	$682,692	—	None	Daily	None
Private placement - Mortgages	$35,992	—	Yes [1]	Monthly [1]	Yes [1]

[1] Redemptions allowed once per month and are restricted to available cash on hand as determined by the trustee of the fund. A notice of redemptions required five days prior to the last business day of the month.

(in thousands of dollars)
December 31, 2018	Fair Value	Unfunded Commitments	Redemption Restrictions	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common collective trusts:
Stocks	$3,275,081	—	None	Daily	None
Short-term investments	$351,246	—	None	Daily	None
U.S. Government securities	$552,945	—	None	Daily	None
Private placement - Mortgages	$32,733	—	Yes [1]	Monthly [1]	Yes [1]

[1] Redemptions allowed once per month and are restricted to available cash on hand as determined by the trustee of the fund. A notice of redemptions required five days prior to the last business day of the month.

The following table presents the changes in net assets for the Master Trust for the year ended December 31, 2019.

(in thousands of dollars)	2019
Changes in Net Assets:
Caterpillar Inc. common stock net appreciation (depreciation) in fair value of investments	$341,615
Net appreciation (depreciation) in fair value of investments	1,548,952
Interest	69,713
Caterpillar Inc. common stock dividends	62,818
Dividends	44,421
Other income	5,931
Net investment income (loss)	2,073,450

Transfers, net [1]	(88,379)
Administrative expenses not directly allocated to the plans and other expenses [2]	(11,808)
Increase (decrease) in net assets	1,973,263

Net assets
Beginning of the year	10,097,553
End of the year	$12,070,816

[1] Represents items recorded at the plan level such as contributions, benefit payments, plan transfers and plan specific administrative expenses.
[2] Primarily related to fees and expenses paid to professional money managers who manage the investment funds.

Investment Contracts
The Master Trust holds fixed income fully benefit-responsive investment contracts, referred to as synthetic guaranteed investment contracts (“synthetic GICs”), in which an investment contract is issued by an insurance company or a financial services institution (Metropolitan Life Insurance Company, Transamerica Premier Life Insurance Company and The Prudential Insurance Company of America). The Plan measures the synthetic GICs at contract value in the Plan's Interest in the Master Trust in the Statements of Net Assets Available for Benefits. The synthetic GICs, which are designed to help preserve principal and provide a stable crediting rate of interest, are fully benefit-responsive and provide that participant initiated withdrawals will be paid at contract value. The synthetic GICs are primarily backed by a portfolio of fixed income investments, which are effectively owned by the Plan. The assets underlying the synthetic GICs are maintained by a third party custodian, separate from the contract issuer's general assets. The synthetic GICs are obligated to provide an interest rate not less than zero. These contracts provide that realized and unrealized gains and losses of the underlying assets are not reflected immediately in the assets of the fund, but rather are amortized, usually over the duration of the underlying assets, through adjustments to the future interest crediting rate. The future interest crediting rate can be adjusted periodically and is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The issuers guarantee that all qualified participant withdrawals will occur at contract value. There are no reserves against contract value for credit risks of the contract issuers or otherwise.

Employer initiated events, if material, may affect the underlying economics of the investment contracts. These events include plant closings, layoffs, plan termination, bankruptcy or reorganization, merger, early retirement incentive programs, tax disqualification of a trust or other events. The occurrence of one or more employer initiated events could limit the Plan's ability to transact at contract value with the issuers. Except for the employer initiated events above, the synthetic GICs do not permit the issuers to terminate the agreement prior to the scheduled maturity date at an amount different from contract value. As of December 31, 2019, the Company does not believe that the occurrence of an event that would limit the ability of the Plan to transact at contract value with the issuers is probable.

Fair Value Measurements
The guidance on fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. This guidance also specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally-developed market assumptions. In accordance with this guidance, fair value measurements are classified under the following hierarchy:

•	Level 1 - Quoted prices for identical instruments in active markets.

•
Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.

•	Level 3 - Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

When available, quoted market prices are used to determine fair value and such measurements are classified within Level 1. In some cases where market prices are not available, observable market based inputs are used to calculate fair value, in which case the measurements are classified within Level 2. If quoted or observable market prices are not available, fair value is based upon internally developed models that use, where possible, current market-based parameters such as interest rates, yield curves and currency rates. These measurements are classified within Level 3.

Fair value measurements are classified according to the lowest level input or value-driver that is significant to the valuation. A measurement may therefore be classified within Level 3 even though there may be significant inputs that are readily observable.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period.

The significance of transfers between levels was evaluated based upon the nature of the financial instrument and size of the transfer relative to total net Master Trust assets. For the year ended December 31, 2019, there were no significant transfers into or out of Levels 1, 2 or 3.

Master Trust assets that are measured at fair value as of December 31, 2019 and 2018 are summarized below. Investments measured at net asset value per share using the practical expedient have not been classified in the fair value hierarchy, but are presented in order to permit reconciliation to the table that presents the net assets of the Master Trust.

	Fair Value Measurements as of December 31, 2019
(in thousands of dollars)	Level 1	Level 2	Measured at NAV	Total

Stocks	$4,445,289	$3,645	$—	$4,448,934
Corporate bonds and notes	—	724,936	—	724,936
U.S. government securities	—	666,845	—	666,845
Common collective trusts	—	—	5,363,987	5,363,987
Interest bearing cash	72,065	—	—	72,065
Other investments, net	130,944	67,656	—	198,600
Total assets	$4,648,298	$1,463,082	$5,363,987	$11,475,367

	Fair Value Measurements as of December 31, 2018
(in thousands of dollars)	Level 1	Level 2	Measured at NAV	Total

Stocks	$4,012,616	$5,043	$—	$4,017,659
Corporate bonds and notes	—	647,620	—	647,620
U.S. government securities	—	467,078	—	467,078
Common collective trusts	—	—	4,212,005	4,212,005
Registered investment companies	989	—	—	989
Interest bearing cash	14,738	—	—	14,738
Other investments, net	87,066	46,419	—	133,485
Total assets	$4,115,409	$1,166,160	$4,212,005	$9,493,574

Within the Master Trust, certain investment managers may use derivative financial instruments to meet fund objectives and manage exposure to foreign currency, interest rate and market fluctuations. The following is a description of the types of derivative contracts the Master Trust may use:

•
Credit contracts: Credit default swaps are used to manage exposure to credit risk. A credit default swap is a contract in which, for a fee, a protection seller agrees to pay a protection buyer an amount resulting from a credit event on a reference entity. If there is no credit default event or settlement trigger, as defined by the contract, then the protection seller makes no payment to the protection buyer and receives only the contractually specified fee. However, if a credit event occurs, the protection seller will be required to make a payment to the protection buyer.

•
Equity contracts: Equity index futures contracts are used by investment managers to invest excess cash into equity benchmarks, such as the MSCI EAFE (developing countries), S&P 500 and S&P MidCap 400. These contracts are settled in cash daily. Investment managers may also invest in equity rights and warrants which gives the holder the right to purchase securities from the issuer at a specific price within a certain time frame.

•
Foreign exchange contracts: Foreign currency exchange rate movements create a degree of risk by affecting the U.S. dollar value of instruments denominated in foreign currencies. Forward contracts are used by investment managers to manage foreign exchange rate risks associated with certain investments. These contracts are presented gross (buy side of the contract as a receivable and sell side of the contract as a payable) in the table that presents the net assets of the Master Trust.

•
Interest rate contracts: Interest rate movements create a degree of risk by affecting the amount of interest payments and the value of debt instruments. Investment managers use interest rate swaps, total return swaps, futures contracts, options and swaptions to manage interest rate risk.

The fair value of these derivative contracts are included in Other investments, net, Receivables for securities sold and Payables for securities purchased in the tabular presentation of the Net Master Trust assets. The related appreciation (depreciation) is included in Net appreciation (depreciation) in fair value of investments in the tabular presentation of the Net investment income (loss) of the Master Trust. As of December 31, 2019 and 2018, the fair value of these derivative financial instruments was $4.2 million and ($1.2) million, respectively. In 2019, the effect of these derivatives on Net investment income (loss) of the Master Trust was $15.7 million, which is primarily related to equity contracts.

Participant Directed Brokerage Accounts
The participant directed brokerage account Plan assets are not included in the Master Trust and are primarily related to investments in common stock and registered investment companies. The participant directed brokerage account assets that are measured at fair value as of December 31, 2019 and 2018 are summarized below:

Participant directed brokerage accounts	Fair Value Measurements as of December 31
(in thousands of dollars)	2019	2018

Level 1	$3,852	$2,620
Level 2	89	77
Total assets	$3,941	$2,697

5.	Related-Party and Parties in Interest
The Trustee is authorized, under contract provisions and by exemption under 29 CFR 408(b) of ERISA regulations, to invest in securities under its control and in securities of Caterpillar Inc.

The investment options available to the participants, as summarized in Note 3, include the Caterpillar Stock Fund (related-party and party in interest). The Master Trust also invests in the U.S. Large Cap Equity Index Fund, U.S. Small/Mid Cap Equity Index Fund, International Equity Index Fund, Money Market Fund, and the Bond Index Fund, which are sponsored and managed by The Northern Trust Company, the Trustee for the Master Trust. The Northern Trust Company also invests excess cash in equitization accounts and manages liquidity pools for the actively managed investment funds. The custodian of the funds invested in the participant directed brokerage option is Pershing, a division of BNY Mellon, which currently provides third party administrative and other plan related services to the Plan on behalf of Alight Financial Solutions. These transactions, and related fees, as well as participant loans, qualify as exempt party in interest transactions.

6.	Reconciliation of Financial Statements to Form 5500
The following table reconciles the Net assets available for benefits per the audited financial statements to the Form 5500 Annual Report:

(in thousands of dollars)	2019	2018
Net assets available for benefits per financial statements	$284,091	$238,210
Certain deemed distributions of participant loans	(693)	(750)
Adjustment from contract value to fair value for fully benefit-responsive synthetic guaranteed investment contracts	322	(420)
Net assets per Form 5500	$283,720	$237,040

The following table reconciles the Plan's Net increase (decrease) in net assets available for benefits per the audited financial statements to the Form 5500 Annual Report:

(in thousands of dollars)	2019
Plan's Net increase (decrease) in net assets available for benefits per financial statements	$45,881
Change in certain deemed distributions of participant loans	57
Change in adjustment from contract value to fair value for fully benefit-responsive synthetic guaranteed investment contracts	742
Net income (loss) per Form 5500	$46,680

7.	Subsequent Events
On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. The COVID-19 pandemic and resulting global disruptions have caused economic uncertainty and volatility in financial markets, which has impacted the value of the Plan’s investments since December 31, 2019.   The duration of the economic uncertainty and market volatility caused by the pandemic cannot be reasonably estimated at this time.

On March 27, 2020, Congress enacted the Coronavirus Aid, Relief and Economic Security (CARES) Act, which allows Plan participants who have suffered financial hardship due to the pandemic the ability to receive COVID-related distributions from their 401(k) accounts, and suspend and extend outstanding loan repayments through December 31, 2020.  This relief requires that a participant certify that they have been impacted by COVID-19.  Additionally, CARES waives the required minimum distributions from 401(k) accounts for the calendar year-end.  As a result, the required minimum payments will not be made automatically, however Plan participants can choose to still receive their minimum payment, if applicable. Plan participants who already took a required minimum distribution in 2020 also have the opportunity to roll those funds back into their 401(k) account.

Supplemental Schedule

Solar Savings and Investment Plan
EIN 95-3621514 Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019
(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
*	Plan's interest in the Caterpillar Investment Trust	Master Trust – at fair value	**	$269,597,887
*	Solar Savings & Investment Plan Self Directed Brokerage - Alight Financial Solutions	Participant directed brokerage accounts	**	3,940,896
*	Notes receivable from participants	Participant loans net of deemed distributions (various maturity dates through August 17, 2029, various interest rates ranging from 4.25% to 6.5%)	—	5,718,577
		Total Investments		$279,257,360
* Denotes party in interest.
** Cost information is not applicable for participant directed investments.

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SOLAR SAVINGS AND INVESTMENT PLAN

June 26, 2020	By:	/s/Stephen G. Robertson
		Name:	Stephen G. Robertson
		Title:	Plan Administrator